Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

In reply to the Official Letter CVM/SEP/GEA-1/Nº 644/2012, of August 7, 2012, and in view of the report of August 6, 2012 in the newspaper O Estado De São Paulo, headlined “Itaú in bid to acquire bank in the USA”, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) states that:

•
It is not in negotiations to acquire Citizens, the US arm of Royal Bank of Scotland or any other financial institutions in the United States, neither is there a proposal or binding document in this context; and

•
It should be noted that Itaú Unibanco is always considering options for expanding its operations in the financial market and in line with its Disclosure Policy, the bank will immediately communicate to the market any information that can be characterized as a material fact.

São Paulo, August 7, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer